Mail Stop 6010
Via Facsimile and U.S. Mail

March 9, 2007

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

      Re: **Protective Life Corporation**
          Form 10-K for fiscal year ended December 31, 2005
          Form 8-K as filed on June 26, 2006
         File No. 001-11339

Dear Mr. Johns:

      We have completed our review of your Form 10-K and Form 8-K as filed on June 26, 2006 and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief Accountant